Lantern Pharma Inc.
1920 McKinney Avenue, 7th Floor
Dallas, Texas 75201

December 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lantern Pharma Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted: December 16, 2020

Ladies and Gentlemen:

In connection with confidential submission of a Draft Registration Statement on Form S-1 by the undersigned, Lantern Pharma Inc. (the “Company”), the Company hereby undertakes to publicly file its Registration Statement on Form S-1 and the nonpublic Draft Registration Statement such that both are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

Please do not hesitate to contact me, at (628) 777-3339 or panna@lanternpharma.com, or the Company’s counsel, Daniel Donahue of Greenberg Traurig, LLP, at (949) 732-6557 or donahued@gtlaw.com, with any questions or comments.

Very truly yours,

Lantern Pharma Inc.

By:	/s/ Panna Sharma
Panna Sharma,
President and Chief Executive Officer

cc:	Daniel Donahue, Greenberg Traurig, LLP